UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
Angel Pond Holdings Corporation
(Name of Issuer)
Class A Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)
G0447J102
(CUSIP Number)
December 31, 2021
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Robert S. Pitts, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,476,610

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,476,610

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,476,610

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.33%

12.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS

Steadfast Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,172,756

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,172,756

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,172,756

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.18%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Financial LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

67,665

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

67,665

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,665

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

67,665

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

67,665

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,665

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

American Steadfast, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

683,470

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

683,470

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

683,470

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.57%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast International Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,489,286

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,489,286

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,489,286

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.61%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS

Steadfast Long Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

75,451

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

75,451

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,451

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Long Capital Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

160,738

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

160,738

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

160,738

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Long Financial LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

236,189

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

236,189

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

236,189

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

This statement is filed with respect to Class A Ordinary Shares, $0.0001 par value per share (“Ordinary Shares”) of Angel Pond Holdings Corporation (the “Issuer”) beneficially owned by the persons filing this statement (collectively, the “Reporting Persons”) as of December 31, 2021, and amends and supplements the Schedule 13G filed on May 19, 2021 (the “Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.
Item 2(e).	CUSIP Number:
As of the date of this Schedule 13G, the CUSIP number for the Issuer’s Ordinary Shares is G0447J102.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer.
(a)	Amount beneficially owned:
The reporting persons beneficially own an aggregate of 2,476,610 of the Issuer’s Ordinary Shares as a result of holding 2,476,610 of the Units. Each Unit consists of one Ordinary Share and one-third of one redeemable warrant. Each whole warrant entitles the holder to purchase one Ordinary Shares. The Issuer’s warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination and 12 months from the closing of the Issuer’s initial public offering. Specifically:
(i)	Mr. Pitts beneficially owns 2,476,610 Ordinary Shares.
(ii)	The Investment Manager beneficially owns 2,172,756 Ordinary Shares.
(iii)	Steadfast Financial beneficially owns 67,665 Ordinary Shares.
(iv)	Steadfast Capital beneficially owns 67,665 Ordinary Shares.
(v)	American Steadfast beneficially owns 683,470 Ordinary Shares.
(vi)	The Offshore Fund beneficially owns 1,489,286 Ordinary Shares.
(vii)	Steadfast Long Capital beneficially owns 75,451 Ordinary Shares.
(viii)	The Long Offshore Fund beneficially owns 160,738 Ordinary Shares.
(ix)	Steadfast Long Financial beneficially owns 236,189 Ordinary Shares.
(x)	Collectively, the Reporting Persons beneficially own 2,476,610 Ordinary Shares.
(b)	Percent of class:
The Reporting Persons may be deemed to beneficially own 2,476,610 Ordinary Shares or 9.33% of the Issuer’s Ordinary Shares outstanding (see Item 4(a) above), which percentage was calculated based on 26,551,482 Ordinary Shares outstanding as of November 19, 2021, as per the information reported in the Issuer’s Form 10-Q filed November 19, 2021.  Specifically:
(i)	Mr. Pitts’ beneficial ownership of 2,476,610 Ordinary Shares represents 9.33% of the outstanding Ordinary Shares.
(ii)	The Investment Manager’s beneficial ownership of 2,172,756 Ordinary Shares represents 8.18% of the outstanding Ordinary Shares.

(iii)	Steadfast Financial’s beneficial ownership of 67,665 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.
(iv)	Steadfast Capital’s beneficial ownership of 67,665 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.
(v)	American Steadfast’s beneficial ownership of 683,470 Ordinary Shares represents 2.57% of the outstanding Ordinary Shares.
(vi)	The Offshore Fund’s beneficial ownership of 1,489,286 Ordinary Shares represents 5.61% of the outstanding Ordinary Shares.
(vii)	Steadfast Long Capital’s beneficial ownership of 75,451 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.
(viii)	The Long Offshore Fund’s beneficial ownership of 160,738 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.
(ix)	Steadfast Long Financial’s beneficial ownership of 236,189 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.
(x)	Collectively, the Reporting Persons’ beneficial ownership of 2,476,610 Ordinary Shares represents 9.33% of the outstanding Ordinary Shares.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of Ordinary Shares:
Not applicable.
(ii)	Shared power to vote or to direct the vote of Ordinary Shares:
Steadfast Capital has shared power with Steadfast Financial and Mr. Pitts to vote or direct the vote of the 67,665 Ordinary Shares beneficially owned by Steadfast Capital.
American Steadfast has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 683,470 Ordinary Shares beneficially owned by American Steadfast.
The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 1,489,286 Ordinary Shares beneficially owned by the Offshore Fund.
Steadfast Long Capital has shared power with Steadfast Long Financial and Mr. Pitts to vote or direct the vote of the 75,451 Ordinary Shares beneficially owned by Steadfast Long Capital.
The Long Offshore Fund has shared power with Steadfast Long Financial and Mr. Pitts to vote or direct the vote of the 160,738 Ordinary Shares beneficially owned by the Long Offshore Fund.
(iii)	Sole power to dispose or to direct the disposition of Ordinary Shares:
Not applicable.

(iv)	Shared power to dispose or to direct the disposition of Ordinary Shares:
Steadfast Capital has shared power with Steadfast Financial and Mr. Pitts to dispose or direct the disposition of the 67,665 Ordinary Shares beneficially owned by Steadfast Capital.
American Steadfast has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 683,470 Ordinary Shares beneficially owned by American Steadfast.
The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 1,489,286 Ordinary Shares beneficially owned by the Offshore Fund.
Steadfast Long Capital has shared power with Steadfast Long Financial and Mr. Pitts to dispose or direct the disposition of the 75,451 Ordinary Shares beneficially owned by Steadfast Long Capital.
The Long Offshore Fund has shared power with Steadfast Long Financial and Mr. Pitts to dispose or direct the disposition of the 160,738 Ordinary Shares beneficially owned by the Long Offshore Fund.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: February 14, 2022
STEADFAST CAPITAL MANAGEMENT LP

By:	/s/ Sheena Koshy
Sheena Koshy
Chief Operating Officer

STEADFAST FINANCIAL LP

By:	/s/ Sheena Koshy
Sheena Koshy
Chief Operating Officer

STEADFAST CAPITAL, L.P.

By: STEADFAST ADVISORS LP, as Managing General Partner

By:	/s/ Sheena Koshy
Sheena Koshy
Chief Operating Officer

AMERICAN STEADFAST, L.P.
By: STEADFAST CAPITAL MANAGEMENT LP, Attorney-in-Fact

By:	/s/ Sheena Koshy
Sheena Koshy
Chief Operating Officer

STEADFAST INTERNATIONAL MASTER FUND LTD.

By:	/s/ Sheena Koshy
Sheena Koshy
Director

STEADFAST LONG CAPITAL, L.P. By: STEADFAST LONG FINANCIAL LP, Attorney-in-Fact

By:	/s/ Sheena Koshy
Sheena Koshy
Chief Operating Officer

STEADFAST LONG CAPITAL MASTER FUND, L.P. By: STEADFAST LONG FINANCIAL LP, Attorney-in-Fact

By:	/s/ Sheena Koshy
Sheena Koshy
Chief Operating Officer

STEADFAST LONG FINANCIAL LP

By:	/s/ Sheena Koshy
Sheena Koshy
Chief Operating Officer

/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.